UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2007.

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from to .

Commission File Number 001-14841

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARKWEST HYDROCARBON, INC.

1515 Arapahoe Street

Tower 2, Suite 700

Denver, Colorado, 80202-2126

(303) 925-9200

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
June 25, 2008

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
ASSETS:
Investments - at fair value:
Common collective trust fund	$1,859,107	$1,848,013
Mutual funds	13,243,821	9,791,847
MarkWest Hydrocarbon, Inc. common stock	14,740,319	13,657,438
Participant loans	402,133	258,307

Total investments	30,245,380	25,555,605

Receivables:
Employee contributions	18,918	10,327
Employer match	11,586	6,523
Loan interest receivable	181	482
Receivable for securities sold	—	48,969

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	30,276,065	25,621,906

Adjustment from fair value to contract value for fully benefit- responsive investment contracts (common collective trust fund)	20,204	18,574

NET ASSETS AVAILABLE FOR BENEFITS	$30,296,269	$25,640,480

See accompanying notes to financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2007

ADDITIONS:
Contributions:
Participants:
Deferral	$1,941,941
Rollover	668,216

Employer contributions, net of forfeitures applied	1,092,236
Total Contributions	3,702,393

Investment Income:
Net appreciation of investments:
Mutual funds	104,585
MarkWest Hydrocarbon, Inc. common stock	3,574,625
Interest and dividends	1,312,403
Net investment income	4,991,613

DEDUCTIONS:
Benefits paid to participants	(4,033,335)
Loan administration and investment management fees	(4,882)
Total deductions	(4,038,217)

INCREASE IN NET ASSETS	4,655,789

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	25,640,480
End of year	$30,296,269

See accompanying notes to financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007

1.     Description of Plan

The MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the “Plan”) is a defined contribution plan established on August 1, 1993 under the rules of Internal Revenue Code (the “Code”) Section 401(k). Participants should refer to the Plan Agreement for more complete information. As a result of a merger completed on February 21, 2008, MarkWest Hydrocarbon, Inc. (the “Company”) became a wholly-owned subsidiary of MarkWest Energy Partners, L.P. (the “Partnership”).

Participation

All full-time, permanent employees of the Company are eligible to participate in the Plan.  Eligibility to participate begins with the first day of the month following employment.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a before-tax basis within limits defined by the Plan. Participants may also elect to contribute a portion of their salaries and wages to the Plan on a post-tax basis and designate these amounts as Roth contributions. The maximum contribution for a participant may not exceed the annual maximum limits established under Code Section 402(g) (generally, $15,500 for 2007).  All income earned from invested contributions accumulates on a tax deferred basis until the time of withdrawal.

Participants may change the level of their contribution or suspend contributions entirely to the Plan at any time during the Plan year.  Notice of suspension must be made in writing at least 30 days in advance.  Rollover contributions represent funds that participants bring into the Plan from previous employer-qualified plans.

Company Matching Contributions

The Company provides a matching contribution of 100% of each participant’s contributions up to a maximum of 6% of compensation.  If a participant reaches the maximum contribution limit during the year, the Company matching contributions will continue up to the eligible compensation limit ($225,000 for 2007) based on the participant’s salary and participation elections. Company contributions are invested in accordance with participant elections. Additionally, a discretionary contribution may be made based on the profitability of the Company. The Company did not make any discretionary contributions during 2007.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, matching contributions made by the Company and an allocation of discretionary contributions made by the Company, if any, and plan earnings or losses and expenses, which are allocated based on the participant account balance.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers Company stock, mutual funds and a common collective trust fund as investment options for participants.

Vesting

Employee contributions are fully vested upon contribution while Company contributions vest at 25% per year of service.  Participants are fully vested in the Company contributions after four years of service.  Forfeitures of $201,432 were utilized during 2007 by the Company to offset Company matching and discretionary contributions funded during 2007.  As of December 31, 2007 and 2006, there were $60,475 and $89,493 respectively, in the unvested forfeiture account.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007 (continued)

Distribution of Benefits

Distributions to employees are normally made upon termination of employment upon submission of a written request in accordance with Plan provisions. Benefits paid to participants are recorded upon distribution.

At any time, but not more frequently than once a year, a participant with an immediate and critical need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.  Such request must receive approval of the Company’s benefit administrator.

Participant Loans

Per the Plan document, the loan interest rates must be deemed reasonable by the Plan Administrator. Historically, the Plan has charged interest at fixed rate approximately 1 percentage point above the published prime rate. Loans are limited to the lesser of $50,000 or 50% of a participant’s vested account balance.

2.     Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Shares of mutual funds and the Company’s common stock are stated at fair value based on the quoted market price on the last business day of the Plan year. Participant loans are valued at the outstanding loan balances.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the common collective trust fund (the Fidelity Managed Income Portfolio Fund) with underlying investments in fully benefit-responsive contracts, is stated at fair value and then adjusted to contract value in a separate line item in the Statements of Net Assets Available for Benefits. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.  Fair value of the trust fund is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations based on the quoted market prices, if available, of the underlying securities.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments, which consists of realized gains and losses, and the unrealized appreciation (depreciation) on those investments.

Investment transactions are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustees, are paid by the Company.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007 (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Concentrations, Risks and Uncertainties

As of December 31, 2007, the Plan has a concentration of investments in the Company’s stock. A change in the value of the Company’s stock could cause the value of the Plan’s net assets available for benefits to change materially due to this concentration.  On February 21, 2008 all of the Company stock in the Plan was redeemed. Refer to Note 10 for further discussion.

The Plan provides for various investment options in mutual funds and other investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

3.  New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements.  SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007.  Plan management is currently evaluating the impact of adopting SFAS No. 157.

4.  Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time.  In the event of termination of the Plan, participants would become fully vested in all accounts and the assets of the Plan shall be distributed to the participants in proportion to their respective account balances.

5.  Significant Plan Amendments

On January 8, 2007, the Plan adopted an amendment permitting participants to irrevocably designate all or a portion of their contributions as Roth Deferral (“Roth”) Contributions, pursuant to Section 5.03(c).  Roth contributions will be made on a after- tax basis, however future withdrawals will be eligible for tax-free status, subject to certain requirements. The employer matching contributions related to Roth contributions are placed in a traditional 401(k) account.

On December 20, 2007, the Plan adopted an amendment allowing participants to elect in-kind distributions from the Plan.  The adoption of this amendment created an exception to the prototype plan sponsored by Fidelity and the plan can no longer rely on the tax determination letter covering the prototype plan.  Refer to Note 7 for further discussion.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007 (continued)

6.     Investments

All funds are held by Fidelity Management Trust Company, the Trustee.  The assets are maintained under the Employee Retirement Income Security Act of 1974 (“ERISA”) guidelines provided by the Company. The fair values of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007		2006
	(in dollars)	(in shares)	(in dollars)	(in shares)
MarkWest Hydrocarbon, Inc. common stock	$14,740,319	235,255	$13,657,438	281,281
Fidelity Managed Income Portfolio Fund	1,859,107	1,879,311	1,848,013	1,866,587
Fidelity Blue Chip Growth Fund	1,911,342	43,380	1,561,335	35,237
Fidelity Diversified International Fund	1,666,122	41,757	*	*
Fidelity Freedom 2010 Fund	1,642,311	110,817	*	*

* less than 5% at year end.

7.     Income Tax Status

Prior to December 20, 2007, the Plan used a prototype plan document sponsored by Fidelity.  Fidelity received an opinion letter from the Internal Revenue Service (the “IRS”), dated October 9, 2003, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (the “IRC”).  After December 20, 2007 when the Plan adopted the amendment to allow in-kind distributions, the Plan is considered to be individually designed and can no longer rely on the determination letter covering the prototype plan. Company and Plan management have formally requested a tax determination letter from the IRS. The Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been included in the Plan’s financial statements.

8.     Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Plan held 235,255 and 281,281 shares, respectively, of common stock of MarkWest Hydrocarbon, Inc., the sponsoring employer, with a cost basis of $3,174,817 and $2,698,363 respectively. During the year ended December 31, 2007 and 2006, the Plan recorded dividend income of $316,594 and $218,563, respectively. These transactions also qualify as exempt party-in-interest transactions.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007 (continued)

9.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500 as of December 31, 2007 and 2006.

	2007	2006

Net assets available for benefits per the financial statements	$30,296,269	$25,640,480
Adjustment to contract value for fully benefit-responsive investment contracts	(20,204)	(18,574)
Less: Contributions receivable	(30,504)	(16,850)
Less: Loan interest receivable	(181)	(482)
Less: Delinquent loans deemed distributions	(9,909)	(9,348)
Net assets available for benefits per the Form 5500	$30,235,471	$25,595,226

The following is a reconciliation of total contributions per the financial statements to total contributions per the Form 5500 for the year ended December 31, 2007.

Total contributions per the financial statements	$3,702,393
Less: Contributions receivable for the year ended December 31, 2007	(30,504)
Add: Contributions receivable for the year ended December 31, 2006	16,850
Total contributions per the Form 5500	$3,688,739

The following is a reconciliation of net investment income per the financial statements to earnings on investments per the Form 5500 for the year ended December 31, 2007.

Net investment income per the financial statements	$4,991,613
Less: Adjustment to contract value for fully benefit-responsive investment contracts as of December 31, 2007	(20,204)
Add: Adjustment to contract value for fully benefit-responsive investment contracts as of December 31, 2006	18,574
Less: Loan interest receivable as of December 31, 2007	(181)
Add: Loan interest receivable as of December 31, 2006	482
Less: Interest earned on delinquent loans deemed distributions	(561)
Total earnings on investments per Form 5500	$4,989,723

10.  Subsequent Events

On February 21, 2008, the Company and the Partnership completed a plan of redemption and merger. As a result of the redemption and merger, all outstanding shares of the Company’s common stock were either redeemed for cash or converted to Partnership common units based on participant elections. Therefore, MarkWest Hydrocarbon, Inc. common stock, which represented approximately 49% of the Plan’s net assets as of December 31, 2007, is not included in the Plan after February 21, 2008.   In order to accommodate the redemption of the Company’s common stock, the Plan adopted an amendment to add a money market fund, Fidelity Retirement Money Market Portfolio, as an investment option. All cash proceeds from the redemption of the Company’s common stock were directed to this money market fund for each participant. Partnership common units received into the Plan as merger consideration were permitted to remain in the Plan for up to 60 days. During this time, the common units in the plan were held by an independent trustee other than Fidelity, and the participants were not permitted to direct any activity with respect to these units.  The Company retained an independent fiduciary services firm to direct the disposition of the common units within the 60 day period.   All Partnership common units in the Plan were sold by April 4, 2008. The proceeds received by each participant equaled the number of common units previously held in the participant’s account, multiplied by $32.394, which is the weighted average sales price of all units sold from the plan. The proceeds from the sale of the common units were directed to the money market fund in the appropriate participant accounts.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Form 5500, Part IV, Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

As of December 31, 2007

	(b)	(e)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Current Value **

*	MarkWest Hydrocarbon, Inc. common stock	$14,740,319
	ABF Large Cap Growth Fund	152,115
	AIM Small Capital Growth IS Fund	254,661
*	Fidelity Blue Chip Growth Fund	1,911,342
*	Fidelity Diversified International Fund	1,666,122
*	Fidelity Dividend Growth Fund	952,690
*	Fidelity Freedom Income Fund	81,658
*	Fidelity Freedom 2000 Fund	62,436
*	Fidelity Freedom 2005 Fund	2,292
*	Fidelity Freedom 2010 Fund	1,642,311
*	Fidelity Freedom 2015 Fund	123,288
*	Fidelity Freedom 2020 Fund	1,241,902
*	Fidelity Freedom 2025 Fund	156,739
*	Fidelity Freedom 2030 Fund	429,802
*	Fidelity Freedom 2035 Fund	360,310
*	Fidelity Freedom 2040 Fund	215,530
*	Fidelity Freedom 2045 Fund	113
*	Fidelity Freedom 2050 Fund	7,909
*	Fidelity Leveraged Company Stock Fund	422,362
*	Fidelity Managed Income Portfolio Fund	1,859,107
*	Fidelity U.S. Bond Index Fund	803,351
*	Fidelity Value Fund	66,797
	Oakmark Equity & Income Fund	1,149,550
	Ranier Small/Mid Cap Fund	402,936
	RS Partners Fund	137,649
*	Spartan U.S. Equity Index Fund	903,392
	WFA Small Cap Val Z Fund	96,564
*	Participant loans (interest rates ranging from 4.75% to 7.75%, maturing through 2017)	402,133
	Total	$30,245,380

* Represents a party-in-interest.

** Cost information is not required for participant directed accounts and is therefore not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MARKWEST HYDROCARBON, INC. 401(k) Savings and Profit Sharing Plan

Date: June 25, 2008	By:	/s/ NANCY K. BUESE
Nancy K. Buese Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of DELOITTE & TOUCHE LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan